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                    U.S. SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                                  FORM 12b-25


                          NOTIFICATION OF LATE FILING

                                 (Check One):




                [ ] Form 10-K    [ ] Form 20-F    [ ] Form 11-K
                        [X] Form 10-Q    [ ] Form N-SAR

     For Period Ended:   June 30, 2000
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     [ ]  Transition Report on Form 10-K
     [ ]  Transition Report on Form 20-F
     [ ]  Transition Report on Form 11-K
     [ ]  Transition Report on Form 10-Q
     [ ]  Transition Report on Form N-SAR

     For the Transition Period Ended:
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    Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Physicians Resource Group, Inc.
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Full Name of Registrant

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Former Name if Applicable

14800 Landmark Blvd., Suite 500
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Address of Principal Executive Office (Street and Number)

Dallas, Texas 75240
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City, State and Zip Code
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Part II- Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)  The accountant's statement or other exhibit required by Rule 12b-
          25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Physicians Resource Group, Inc., a debtor in possession (the "Company"), will not file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (the "June 2000 10-Q") with the Securities and Exchange Commission (the "Commission") on a timely basis. The Company's inability to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 (the "September 1998 10-Q") and Annual Report on Form 10-K for the year ended December 31, 1998 (the "1998 10-K") on a timely basis resulted primarily from a lack of adequate financial information from certain affiliated practices which have been involved in disputes with the Company, as well as management and staff turnover. This situation has also caused delays in the Company's ability to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (the "March 1999 10-Q"), the Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 (the "June 1999 10-Q"), the Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (the "September 1999 10-Q"), the Annual Report on Form 10-K for the year ended December 31, 1999 (the "1999 10-K") and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (the "March 2000 10-Q") on a timely basis. Additionally, a major factor contributing to the Company's inability to file the 1999 10-K, the March 2000 10-Q and the June 2000 10-Q on a timely basis is lack of personnel resources. Nevertheless, the Company has to date completed its reporting requirements to the United States Bankruptcy Court for the Northern District of Texas (the "Bankruptcy Court"). Additionally, the Company has filed with the Commission Current Reports on Form 8-K that incorporate the Company's Monthly Operating Reports for February, March, April, May and June 2000 filed with the Bankruptcy Court.

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     The Company's Current Report on Form 8-K that incorporated the Company's
Monthly Operating Report for June 2000 also included the Monthly Operating Report for the period from May 25, 2000 through June 30, 2000 for the Company's wholly-owned subsidiary, EyeCorp, Inc., a debtor in possession that on May 25, 2000 filed a petition in bankruptcy in the Bankruptcy Court. The Company will continue to file its Monthly Operating Reports, as well as those of EyeCorp, Inc., with the Commission under cover of Form 8-K.

     On August 4, 2000, the Company filed with the Bankruptcy Court the Company's disclosure statement and plan of reorganization.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification.

          Michael Yeary                  (713)                 629-5777
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             (Name)                   (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                             [ ]  Yes    [X]  No

     The Company has not yet filed with the Securities and Exchange Commission the September 1998 10-Q, the 1998 10-K, the March 1999 10-Q, the June 1999 10-Q, the September 1999 10-Q, the 1999 10-K and the March 2000 10-Q.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                                             [X]  Yes    [ ]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Physicians Resource Group, Inc.
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                      (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2000            By:  /s/ Michael Yeary
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                                       Michael Yeary
                                       President and Chief Restructuring Officer

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Part IV - Attachment

     As has been reported, on February 1, 2000 the Company filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code with the United States Bankruptcy Court for the Northern District of Texas (the "Bankruptcy Court"). The disclosure statement and plan of reorganization filed by the Company with the Bankruptcy Court on August 4, 2000 indicate that the Company does not expect to have ongoing business operations. However, the Company is prepared to resume services to any affiliated practices and ambulatory surgical centers that cure their management services agreement defaults, resume paying management fees and cooperate in providing the Company financial and operating information. Nevertheless, the Company considers the likelihood of this occurring to be highly unlikely.

     Material pre-tax adjustments will be recorded by the Company for the years ended December 31, 1998 and 1999 and the quarter ended June 30, 2000 for, among other things, the impairment of assets related to disputes with affiliated practices. The Company has not yet determined the final amount of any such adjustments because, for the reasons set forth in Part III of this report and also because of the changes in business circumstances resulting from the Company's recent bankruptcy filing, the Company has not completed its financial statements for the years ended December 31, 1998 and 1999 and the quarter ended June 30, 2000.


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